Press Releases

SMIC Wins Mirror Post “Outstanding Corporate Social Responsibility” Award for the Second Time

SHANGHAI, March 27, 2015 /PRNewswire/ — Semiconductor Manufacturing International Corporation (“SMIC”) (NYSE: SMI; SEHK: 981) the largest and most advanced pure-play foundry provider in China has received the Outstanding Corporate Social Responsibility (CSR) Award from Hong Kong’s Mirror Post for a second consecutive year.

Mirror Post is a Hong Kong based monthly magazine that has been in circulation to audiences in the Greater China for over 37 years. The purpose of the award is to celebrate and increase awareness of Chinese enterprises that support CSR. Companies have to undergo a strict selection process in order to be nominated and then chosen for the award. Hong Kong’s Chief Executive Leung Chun-Ying was at the awards ceremony to present the awards.

SMIC’s approach to CSR is to protect employees, customers, partners, the environment, communities and the interest of global investors. By focusing on these areas the company made significant achievements in 2014 such as being selected as a benchmark in the Hang Seng Corporate Sustainability (HSCS) Index for the fourth consecutive year. The HSCS is a benchmark index for companies that have attained a high standard of performance in the environmental, social and governance aspects.  Another area worth mentioning is SMIC’s role in the community such as the company’s annual blood donation (Blood Drive), Zhang Jiang Charity Run, Million Tree Project etc. with the most notable being the Children’s Liver Transplant Program. Setup in 2013, this is an ongoing project where 4 million RMB has already been donated to fund children from underprivileged backgrounds to undergo lifesaving liver transplant surgery. By the end of 2014, the program had managed to treat and save close to 50 children and that number continues to grow.

Commenting on the award, Dr. Tzu-Yin Chiu, Chief Executive Officer and Executive Director of SMIC said, “It is a real honour for our company to be awarded for the second time in a row. I am very grateful for Mirror Post’s acknowledgement in our work in CSR and it wouldn’t have been possible without the support of the employees, leadership team and the charity organisation involved in our work. SMIC will continue its long term goals and commitments in CSR and sustainable development.”

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”) (NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab and a second majority owned 300mm fab under development for advance nodes in Beijing; and 200mm fabs in Tianjin and Shenzhen. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. For more information, please visit www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This document contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets and intensive intellectual property litigation in high tech industry.

In addition to the information contained in this document, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on April 14, 2014, especially in the “Risk Factors” section and such other documents that we may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this document.

SMIC Contact Information:

English Media
Michael Cheung
Tel: +86-21-3861-0000 x16812
Email: Michael—Cheung@smics.com

Chinese Media
Jane Tang
Tel: +86-21-3861-0000 x10088
Email: Jane—Tang@smics.com

Investors
Investor Relations
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Email: IR@smics.com